VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

October 29, 2014

Attention:	Ms. Jennifer Thompson
Ms. Sondra Snyder
Mr. Yong Kim

Re:	GameStop Corp.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed April 2, 2014
File No. 001-32637

Dear Ms. Thompson:

This letter sets forth the response of GameStop Corp. (referred to herein as "we", "us" or the "Company") to the comments on the above-referenced filing provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by letter dated September 29, 2014. Ms. Sondra Snyder, of the Staff, on September 30, 2014 kindly granted our request to respond to the Staff's comment letter on or before October 29, 2014, which we confirmed in a letter to the Staff dated October 1, 2014. The Staff's comments are restated below in bold and italics type and are followed by our responses thereto.

Form 10-K for Fiscal Year Ended February 1, 2014

Financial Statements, Page F-1

Reports of Independent Registered Public Accounting Firms, pages F-2 and F-3

1.
We note the revisions to your previously issued fiscal 2012 and 2011 financial statements included herein. We note that the report of BDO USA, LLP (“BDO”) on your prior period financial statements continues to be dated April 3, 2013 which is the date of their original report. We also note that the report of Deloitte & Touche, LLP (“Deloitte & Touche”) on your fiscal 2013 financial statements does not indicate that they audited the adjustments to the prior period financial statements. It appears that one of these two accounting firms should express an opinion that covers the adjustments to the previously issued financial statements. Please refer to AU-C Sections 700 and 708 and tell us how you, BDO and Deloitte & Touche considered this guidance.

Company Response:

We acknowledge the Staff’s comment and note that comments #1 and #2 relate to the same reporting and disclosure matter. To that end, we respectfully refer the Staff to our response to comment #2 for information regarding the background and our evaluation of this accounting matter.

As it relates to the auditor considerations and opinion on the financial statements related to the adjustments referenced in comments #1 and #2, Deloitte & Touche LLP (“Deloitte”) audited only our fiscal year 2013 financial statements as presented in our Annual Report on Form 10-K for the fiscal year ended February 1, 2014 (the “2013 Form 10-K”). As our 2013 Form 10-K correctly presented outstanding checks within the balance sheet and the presentation of such amounts in the Statement of Cash Flows was also correct, Deloitte’s opinion did not make reference to any adjustments made to the prior year financial statements. Additionally, Deloitte considered the guidance set forth in AU section 708 and concluded that, because we revised the prior period financial statements included in our 2013 Form 10-K to conform to the new presentation for outstanding checks, such prior period financial statements were presented on a consistent and comparable basis.

Our fiscal year 2012 and 2011 consolidated financial statements were audited by BDO USA, LLP (“BDO”). As a result of the conclusions reached in connection with the re-evaluation of our accounting for and presentation of outstanding checks described more fully in our response to the Staff’s comment #2 below, we communicated to BDO our intention to revise the fiscal year 2012 and 2011 consolidated financial statements such that those financial statements would be presented on a basis consistent with our 2013 consolidated financial statements. Accordingly, BDO performed procedures to reissue their opinion as required by AU-C 560.19 (PCAOB Interim AU section 508.71-73) and evaluated the changes to our consolidated financial statements under AU-C 560.15 (PCAOB Interim AU section 561.04-05) and AU-C 700 (AS 6 and PCAOB Interim AU section 530.01-02). Based upon its performance of the foregoing procedures, BDO determined that the date of the BDO opinion pertaining to our fiscal year 2012 financial statements did not need to be changed from the original issuance date of April 2, 2013. BDO reviewed the revisions to our fiscal 2012 and 2011 financial statements included in the 2013 Form 10-K and concluded that the revisions were not material and, consequently, BDO determined that dual-dating of BDO’s prior audit report was not required.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-9

Basis of Presentation and Consolidation, page F-9

2.
We note your disclosure that you revised the presentation of outstanding checks in your prior period financial statements. You state that you previously reduced cash and liabilities when checks were presented for payment and cleared your bank accounts, and currently, as of February 1, 2014, you reduce cash and liabilities when the checks are released for payment. Please tell us whether your revised presentation of outstanding checks represents a change in accounting principle or an error pursuant to ASC 250 and provide the basis for your conclusion. If you conclude that this was an error, please address the following:

•	Please tell us why you did not indicate that the previously issued financial statements have been restated to correct an error. Refer to ASC 250-10-50-7.

•	Please tell us how the error was identified.

•	Please tell us how you considered the error when concluding on the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

•	Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements.

Company Response:

To facilitate the Staff’s review of our responses, we have responded separately to each bullet point raised in the original comment shown above.

•	Please tell us why you did not indicate that the previously issued financial statements have been restated to correct an error. Refer to ASC 250-10-50-7.

Prior to the filing of our 2013 Form 10-K, we carefully considered the guidance in ASC 250-10-50-7 and determined that the use of the word “revision” in our disclosures was an appropriate proxy for the word “error” as that term is defined under the accounting guidance. Moreover, we believe that the nature and extent of the disclosures included in our 2013 Form 10-K indicate to a reader that we considered this to be an error in our prior financial statements. Further, we note the disclosure guidance in ASC 250 applies to the correction of errors in previously issued financial statements; however, in practice the term “revision” is commonly used to describe errors that are not material. We elected to revise the fiscal 2012 and fiscal 2011 financial statements included in our 2013 Form 10-K to conform to the new presentation of outstanding checks as of February 1, 2014, although in our opinion such revision was not required due to the conclusion we reached with respect to materiality. We believe this revision provides investors and other financial statement users with a higher degree of transparency and enhanced comparability between periods and represent appropriate remediation of an immaterial error. Please refer to our response to the Staff’s comment “Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements” below for our evaluation of materiality with respect to this error.

•	Please tell us how the error was identified.

The error was identified as part of transition discussions with our new auditor, Deloitte, and our re-evaluation of our accounting for outstanding checks, which was completed during the fourth quarter of 2013.

Generally, we pay our vendors from a “zero-balance” controlled disbursement account (the “Disbursement Account”). Pursuant to our banking arrangements, through automated transfers between the Disbursement Account and another depository account at the same bank (the “Funding Account”), the closing bank balance of the Disbursement Account on any given day is zero. As a result of this arrangement, the balance of any checks written against the Disbursement Account at the end of a reporting period that we have mailed to our vendors, but that have not yet been presented by our vendors for payment (“Outstanding Checks”), represents a “book overdraft” of the Disbursement Account. For the majority of our reporting periods, the balance in the Funding Account has exceeded the balance of Outstanding Checks. Said differently, the net general ledger balance of the Disbursement Account and the Funding Account, on a combined basis, was positive. Additionally, under our banking arrangements, each Disbursement Account and Funding Account represents a separate legal account. The bank has the legal right to offset (i.e. apply) amounts in the Funding Account against any overdraft in the Disbursement Accounts. We have no legal obligation to maintain a minimum balance in the Funding Account.

Historically, we viewed these Outstanding Checks, which are primarily payments to our inventory suppliers, as liabilities that had not yet been extinguished in accordance with ASC 405-20-40-1. Therefore, it was our policy to present the balance of Outstanding Checks as a component of either accounts payable or accrued liabilities within our consolidated balance sheets and not as a reduction of the cash balance. Changes in the balance of Outstanding Checks were recognized as a component of cash flows from operating activities within our consolidated statements of cash flows.

Revised Accounting for Outstanding Checks

We reevaluated our former accounting for Outstanding Checks and determined that an error in the application of general accepted accounting principles had occurred and a revision of our accounting for outstanding checks was warranted. We considered the following factors:

We considered that while a vendor may not have received its check from us, once the check is no longer in our possession, it is appropriate to reduce cash and the associated payable to the vendor, as noted in AICPA Technical Practice Aids, TIS Section 1100.08, which states:

“Inquiry-Should the amount of checks that have been issued and are out of the control of the payor but which have not cleared the bank by the balance sheet date be reported as a reduction of cash?

Reply-Yes. A check is out of the payor's control after it has been mailed or delivered to the payee. The balance sheet caption "cash" should represent an amount that is within the control of the reporting enterprise, namely, the amount of cash in banks plus the amount of cash and checks on hand and deposits in transit minus the amount of outstanding checks. Cash is misrepresented if outstanding checks are classified as liabilities rather than a reduction of cash.”

Additionally, we determined that because transfers from the Funding Account to the Disbursement Account are automatic and because certain accounts held with the bank have a right of offset a liability should be recognized for any “bank overdrafts”. In other words, the balances of the Funding Accounts and the Disbursement Accounts with right of offset characteristics will be combined before presenting any Outstanding Checks balance as a liability (i.e., only the net overdraft of the two accounts would be presented as a liability). In light of the absence of authoritative accounting guidance related to this matter, we noted that this approach finds support in at least one accounting textbook, which states (Kieso Weygandt Warfield 2013, 348):

“Bank overdrafts occur when a check is written for more than the amount in the cash account. They should be reported in current liabilities section and are usually added to the amount reported as accounts payable. If material, these items should be separately disclosed either on the face of the balance sheet or in the related notes.

Bank overdrafts are generally not offset against the cash account. A major exception is when available cash is present in another account in the same bank on which the overdraft occurred. Offsetting in this case is required.”

Based on the guidance above, we concluded that it was appropriate to present as cash the bank balances that remain in a positive cash position at the end of each fiscal period after consideration of pooling or right-of-offset features (i.e., the amount presented as cash and cash equivalents within the balance sheet) and to present as a liability any negative balances. Moreover, we considered that, in certain situations, bank overdrafts could be considered a form of short-term financing with changes therein classified as financing activities in the cash flows statement. Given our banking relationship it would be rare to experience a bank overdraft situation. As such, we present changes in a book overdraft position in operating cash flows, as the change represents timing of payment clearing and not a financing situation with our bank.

In connection with the revised accounting for outstanding checks, we also considered relevant practice related to this presentation matter. Based upon analysis of Form 10-K filings, we identified 22 SEC registrants that disclosed an accounting policy related to outstanding checks drawn against a zero-balance account with other cash accounts at the same bank, that appear to be consistent with this approach. Consideration was also given to two registrants that revised their financial statements to no longer present outstanding checks within accounts payable and two registrants that revised their financial statements to consider all funds on deposit with an institution when calculating a book overdraft.

Based on the above discussion and the pervasive use of the identified accounting treatment for outstanding checks amongst SEC registrants, we revised our accounting for outstanding checks to (1) discontinue presentation of outstanding checks as cash and as a component of either accounts payable or accrued liabilities within our consolidated balance sheets and instead reflect outstanding checks as a reduction of cash and accounts payable or accrued liabilities at the end of a reporting period; and (2) present the portion of the balance of Outstanding Checks that exceeds the net (combined) balance of the Disbursement and Funding Accounts as a liability (accrued liability to the bank). As discussed above, we determined that any change in negative cash recorded as a liability will be reflected in operating cash flows.

Additionally, based on the guidance in ASC 250, we revised our historical balance sheet and cash flow amounts. We further considered the authoritative literature in Item M. Materiality of Topic 1: Financial Statements - SEC Staff Accounting Bulletins - SAB 99 to determine that a revision of our prior period balance sheet and cash flow amounts would not cause our prior period financial statements to be materially misleading, taken as a whole. Accordingly, we concluded that we should revise our prior period financial information and as such, our reported cash, accounts payable, and accrued liability balances included in our 2013 Form 10-K were reduced by the aggregate amount of Outstanding Checks previously reported within these accounts. Amounts presented as provided by, or used in, operating activities in our statements of cash flows now reflect such a change.
In connection with our revised presentation of outstanding checks, we performed an analysis in accordance with SAB 99 to assess the materiality of the error, both quantitatively and qualitatively, on our prior period financial statements and concluded that the error was immaterial to the prior period financial statements. Our conclusion was based upon our consideration of the factors set forth below in our response to the Staff’s comment “Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements.”

•	Please tell us how you considered the error when concluding on the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

We evaluate the application of Generally Accepted Accounting Principles (“GAAP”) at the initial determination of an applicable accounting policy and then monitor our adherence to such policy over each reporting period. As we outlined above, we initially concluded that our treatment of outstanding checks was an appropriate interpretation of GAAP. We conducted an appropriate evaluation based on accounting principles in which judgment was applied due to the lack of authoritative accounting literature.

In our evaluation of this error, we considered whether a control deficiency related to the misinterpretation of GAAP existed at the time we originally determined the accounting policy for the treatment of outstanding checks. The previous accounting policy was established by management based on accounting literature research and interpretation and the accounting policy was applied consistently for each reporting period. As an additional validation, we respectfully advise the Staff that we discussed the accounting policy with BDO, our previous auditor, who found our accounting to be acceptable. However, after consideration of relevant facts, additional accounting literature, and comparable SEC registrants and in light of our subsequent discussions with Deloitte and re-evaluation of our accounting practice related to this matter, we determined that our accounting for outstanding checks was not a generally accepted accounting practice and therefore, we revised our presentation.

To further evaluate the nature and magnitude of this deficiency, we considered SEC Release 33-8810, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1924, Section II B.1, Evaluation of Control Deficiencies.

The control deficiency related to whether the control around the review of our initial determination of the accounting policy for the recording of outstanding checks in accordance with GAAP was appropriately executed. We considered whether this deficiency could have resulted in errors in other financial statement amounts and disclosure. We believe that our controls over the proper interpretation and application of GAAP are designed appropriately and have historically operated effectively and thus this deficiency can be isolated to the application of GAAP specifically as it relates to the presentation of outstanding checks. Our conclusion was based on the following:

•
We applied the appropriate amount of diligence in our initial conclusion regarding the accounting treatment for outstanding checks, especially in light of the lack of authoritative accounting guidance with respect to this matter.

•	There is no recent history of other deficiency or errors, including competency, related to the performance of this control.

Although we concluded that the actual misstatement was not material, we considered whether there was a reasonable possibility that the potential magnitude of the misstatement could have been material. Specifically we considered the following risk factors, noting that none of them indicated a higher likelihood of a potential misstatement in the context of the accounting for outstanding checks:

•	The nature of the financial reporting elements involved.

◦	The financial reporting elements involve a balance sheet classification between assets and liabilities.

•	The susceptibility of the related asset or liability to loss or fraud.

◦	There was no applicable increased risk of loss or fraud related to the error.

•	The subjectivity, complexity, or extent of judgment required to determine the amount involved.

◦	There was no subjectivity, complexity, or judgment required in determining the amount involved (the amount of issued outstanding checks is a known, quantifiable amount).

•	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant.

◦	There was no interaction, relationship, or interdependency between this control deficiency and other controls.

•	The interaction of the deficiencies and whether the deficiencies could affect the same financial statement amounts or disclosures.

◦	There was no interaction between this control deficiency and any other control deficiencies identified that could have affected the same financial statement amounts.

•	The possible future consequences of the deficiency.

◦	There will be no future negative consequences of this deficiency as it represents a one-time change in our accounting treatment for outstanding checks which will be applied on a go-forward basis.

Upon our consideration of the above in the context of our evaluation of this error, we concluded that none of the factors listed above indicated a higher likelihood of a potential misstatement in the context of the accounting for and presentation of outstanding checks. Moreover, we do not believe there is a reasonable possibility that this control deficiency was the result of or was indicative of a material deficiency which might cause a material misstatement of the financial statements or disclosures. Additionally, we concluded that our ongoing monitoring controls regarding our adherence to current accounting policies and practices were operating effectively as of February 1, 2014.

•	Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements.
An Item 4.02 Form 8-K is required where the Board of Directors, a Board Committee or officer concludes that previously issued financial statements should no longer be relied upon because of an error in such financial statements. In connection with our change in presentation of our outstanding checks, we performed an analysis in accordance with SAB 99 to assess the materiality of the error on our prior period financial statements and to determine if these prior period financial statements should no longer be relied upon. We concluded that the error was immaterial to the prior period financial statements and that the financial statements continued to be reliable. Our conclusion was based upon our consideration of the factors outlined below.

Our analysis included an evaluation of the quantitative and qualitative aspects of materiality. Our first step in assessing materiality was to compare the total amount of the revisions to the previously reported balances of cash, accounts payable, and accrued liabilities in addition to operating cash flows for the annually and quarterly periods for each of the three years presented in our 2013 Form 10-K. Based on this quantitative information, we determined that the revisions to certain historical balance sheet and statement of cash flow items could potentially be considered significant. However, quantitative magnitude by itself, without regard for the nature of the item and the circumstances in which the judgment must be made, will not generally be a sufficient basis to assess materiality. Accordingly, additional qualitative analysis was necessary to determine significance of the revisions.

In addition to our quantitative analysis, in determining the materiality of the revision discussed above, we considered the following qualitative factors in accordance with Item M. Materiality of Topic 1: Financial Statements - SEC Staff Accounting Bulletins:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

◦
The outstanding check amounts can be precisely measured. The revisions to the historical financial statements as a result of the change in accounting for outstanding checks are not subject to estimate.

•	Whether the misstatement masks a change in earnings or other trends.

◦
The revisions to the historical financial statements included in our 2013 Form 10-K did not result in an impact to earnings. As outlined in the quantitative section above, the revision impacts the balance of cash, accounts payable and accrued liabilities along with the amounts reflected as operating cash flows for the historical periods impacted. Therefore, the misstatement does not mask a change in earnings. We also evaluated the impact of the revision to other trends and concluded that the revision does not impact these metrics and therefore does not mask a change in various trends.

•	Whether the misstatement hides a failure to meet analyst’s consensus expectations for the enterprise.

◦
Based on prior experience, we believe that analyst expectations have historically been based on the Class A share Non-GAAP EPS measure. Additionally, some analysts began providing expectations based on class A common stock GAAP EPS, revenue growth, gross margin, earnings before interest and taxes (EBIT), absolute/minimum cash balance, and, to a lesser extent, free cash flow (“FCF”). As noted in the second bullet above, the revisions did not have an impact on the statement of operations and therefore did not impact the Company’s earnings. As a result, the revision does not impact EPS, revenue growth, gross margin, or EBIT. As it pertains to FCF, the change to our previously reported operating cash flow (and therefore FCF) was the result of an error in the accounting recognition of outstanding checks and did not reflect a fundamental change in the cash flow generation of the business.  Additionally, the correction of our treatment of outstanding checks had the effect of accelerating the recognition of the reduction in our accounts payable and cash balances by approximately two business days.  For checks released at the end of the last week of our fiscal quarter (which ends on Saturday), we previously recorded the corresponding reduction to cash and accounts payable when they were presented for payment by our vendors generally on the Monday or Tuesday following quarter-end.  Because the change to our previously reported operating cash flow was (a) not the result of a change in the Company’s cash flow generating ability and (b) only resulted from the acceleration in the timing of the recognition of the reduction in cash and accounts payable by approximately two business days, we concluded that the misstatement did not hide a failure to meet analyst’s consensus expectations for FCF.

•	Whether the misstatement changes a loss into income or vice versa.

◦	As noted in the second bullet above, the revision does not have an impact on the statement of operations and therefore will not impact earnings.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

◦
Given the use of ACH and wire transfers within our international segments, the revisions to our historical financial statements were isolated within our U.S. segment. The U.S. segment is our largest segment, accounting for 71% of the fiscal 2012 net sales and 64% of total assets. As noted above, the revision does not impact the statement of operations or profitability metrics.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

◦	The revisions do not impact any regulatory requirements in the jurisdictions where we operate, nor do the revisions affect regulatory compliance with SEC or stock exchange requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

◦
While our Amended and Restated Credit Agreement (dated as of March 25, 2014) between the Company, the Company’s subsidiaries, and Bank of America, N.A. (“Credit Agreement”) contains financial covenants that require us to maintain a certain coverage ratio and specific inventory requirements; compliance with the covenants was not affected by the revisions. Additionally, a portion of our Senior Floating Rate Notes due 2011 and Senior Notes due 2012 were outstanding through the 52 week period ended January 28, 2012. There was no debt outstanding under our Credit Agreement as of February 1, 2014 and February 3, 2013, respectively. The Indenture contains similar covenants to that of the Credit Agreement and such covenants, as well as our ability to borrow under the terms of the Credit Agreement, would not have been affected by the revisions.

•	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

◦	The misstatement had no effect on management’s compensation or any of the metrics used in calculating bonuses or incentive compensation.

•	Whether the misstatement involves concealment of an unlawful transaction.

◦
The revision resulted from a change in our interpretation of U.S. GAAP. Our previous policy was not illegal or the result of intentional wrongdoing and did not conceal nor attempt to conceal any unlawful transaction. Additionally, there is no indication that the revision of our historical financial information conceals any unlawful transaction.

•	Whether there is demonstrated volatility in the price of a registrant’s securities in response to certain types of disclosures so quantitatively small misstatements will be regarded as material.

◦
Based on our communications with investors and analysts, we are not aware of any types of disclosures that are quantitatively small but would be regarded as material by the investors and analysts therefore resulting in loss of market capitalization.

•	Whether there is compelling evidence that management has intentionally misstated items in the financial statements to “manage” reported earnings.

◦
The revision does not have an impact on the statement of operations and will not impact our earnings. There is no evidence that management intentionally misstated items in the financial statements in order to manage earnings.

In assessing whether the revision results in a violation of a registrant’s obligation to keep books and records that are accurate “in reasonable detail,” management has evaluated the revision’s potential materiality based on the factors set forth below per SAB 99:

•
The significance of the misstatement. Though the SEC staff does not believe that registrants need to make finely calibrated determinations of significance with respect to immaterial items, plainly it is “reasonable” to treat revisions whose effects are clearly inconsequential differently than more significant ones. In reference to the commentary above, the total aggregate amount of the revisions may potentially be considered significant on a purely quantitative basis, however, the revisions were determined not to impact the statement of operations and as a whole were deemed qualitatively immaterial.

•
How the misstatement arose. The revisions arose as a result of discussions with our current independent registered public accounting firm and the resulting detailed review of relevant accounting literature and comparability of our historical policy with that of other SEC registrants.

•
The cost of correcting the misstatement. The books and records provisions of the Exchange Act do not require registrants to make major expenditures to correct small revisions. Conversely, where there is little cost or delay involved in effecting a revision, failing to do so is unlikely to be “reasonable.” Once the revisions were determined, they were timely incorporated in the fourth quarter and were reported in our Form 10-K for the 52 weeks ended February 1, 2014.

•
The clarity of authoritative accounting guidance with respect to the misstatement. As noted in the background section above, there is certain non-authoritative guidance related to the accounting for outstanding checks. However, there appears to be some small diversity in practice as to how SEC registrants account for outstanding checks. After consideration of the relevant authoritative guidance, the practices of comparable SEC registrants, and other factors, we determined that the revised policy is more appropriate under U.S. GAAP.

Based on our assessment of the quantitative and qualitative factors suggested within SAB 99 as well as other relevant factors we have concluded that the identified revisions were not material to the previously reported financial information. However, as a result of our new accounting treatment for outstanding checks as of February 1, 2014, we revised the financial statements for fiscal 2012 and 2011 included in our 2013 Form 10-K to conform to the current presentation.
Based on our consideration of the foregoing, we determined that an Item 4.02 Form 8-K, which is only required if previously issued financial statements should no longer be relied upon because of a material error in such financial statements, was not necessary. We discussed this conclusion with our current and predecessor audit firms, as well as our internal and external legal counsel, all of whom found our conclusion to be appropriate. Further, we respectfully submit to the Staff that we believe that the revisions of the fiscal 2012 and 2011 historical consolidated balance sheets and consolidated statements of cash flows, together with the disclosures contained in Note 1 to the consolidated financial statements included in our 2013 Form 10-K, provide sufficient and transparent disclosure to our investors and other financial statement users regarding the revisions and the effects of those revisions on the previously filed financial statements.

4. Vendor Arrangements, page F-17

3.
We note that in fiscal 2013 you reclassified certain costs related to cash consideration received from your vendors from selling, general and administrative expenses to cost of sales to align those funds with the specific products sold. We note that all vendor allowances were recorded as a reduction to cost of sales in fiscal 2013, while in fiscal 2012 and 2011, vendor allowances were recorded as both a reduction to cost of sales and selling, general and administrative expense. Please tell us why these costs were reclassified in fiscal 2013 and whether this represents a change in accounting principle, change in accounting estimate or an error pursuant to ASC 250 and provide the basis for your conclusion. Please also tell us how you accounted for vendor allowances in accordance with ASC 605-50-25 and 605-50-45 for all periods presented. Furthermore, please explain the circumstances that changed from fiscal 2012 to fiscal 2013 that warranted the reclassification and why you do not believe prior periods should be reclassified.

Company Response:

Background - Vendor Arrangements
As disclosed in our 2013 Form 10-K, we and certain of our vendors participate in cooperative advertising programs and other vendor marketing programs in which the vendors provide us with cash consideration in exchange for marketing and advertising the vendors’ products. Our accounting for cooperative advertising arrangements and other vendor marketing programs results in a significant portion of the consideration received from our vendors reducing the product costs in inventory rather than as an offset to our marketing and advertising costs. The consideration serving as a reduction in inventory is recognized in cost of sales as inventory is sold. The amount of vendor allowances to be recorded as a reduction of inventory was determined based on the nature of the consideration received and the merchandise inventory to which the consideration relates. We apply a sell through rate to determine the timing in which the consideration should be recognized in cost of sales. Consideration received that relates to video game products that have not yet been released to the public is deferred.

The cooperative advertising programs and other vendor marketing programs generally cover a period from a few days up to a few weeks and include items such as product catalog advertising, in-store display promotions, Internet advertising, co-op print advertising and other programs. The allowance for each event is negotiated with the vendor and requires specific performance by us to be earned.

Accounting Consideration - ASC 605-50-25
ASC 605-50-25-10 states that a rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period shall be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable.

In accordance with ASC 605-50-25-10, we do recognize volume incentive rebates as a reduction of cost of sales based on a systematic and rational allocation of the cash consideration offered. However, we do not have significant volume incentive rebates with the majority of our vendors. The majority of the vendor consideration that we receive comes in the form of cooperative advertising allowances.

Accounting Consideration - ASC 605-50-45
ASC 605-50-45 states that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, that presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration shall be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement or (b) a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration shall be characterized as a reduction of that cost when recognized in the customer's income statement. Cash consideration represents a payment for assets or services delivered to the vendor and shall be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement if the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. To meet that condition the identified benefit must be sufficiently separable from the customer's purchase of the vendor's products such that the customer would have entered into an exchange transaction with a party other than the vendor in order to provide that benefit, and the customer can reasonably estimate the fair value of the benefit provided. If the amount of cash consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of cost of sales when recognized in the customer's income statement. Cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products and shall be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services. If the amount of cash consideration paid by the vendor exceeds the cost being reimbursed, that excess amount shall be characterized in the customer's income statement as a reduction of cost of sales when recognized in the customer's income statement.

We do not enter into cooperative advertising with non-vendors and the terms of our cooperative advertising arrangements are tied to a specific title, brand or general marketing program that relate to a vendor’s products. Based on the nature of our cooperative advertising arrangements and the fact that we do not enter into such arrangement with non-vendors, the conditions in ASC 605-50-45-13(a) are not met and therefore the presumption in ASC 605-50-45-12 is not overcome.

The critical element in evaluating our cooperative advertising arrangements with our vendors is whether the vendor consideration received represents the reimbursement of specific,

incremental, identifiable costs. We track costs specifically associated with the various advertising programs that vendors may participate in and such costs are readily identifiable. Therefore, the question arises as to whether we are being reimbursed for incremental costs through these arrangements.

When evaluating this criterion, we considered whether the costs that we incur to execute the advertising programs would be substantially eliminated if our vendors ceased providing us cooperative advertising funds. We concluded that such costs would not be substantially eliminated, and therefore the consideration does not represent the reimbursement of incremental costs. In making this determination, we considered the following:

•
The majority of our advertising costs associated with the relevant cooperative advertising programs relate to costs incurred to produce in-store marketing materials and the store labor costs associated with the “reset” of our stores. While we attempt to negotiate arrangements with our vendors for all available in-store marketing space for each of our promotional periods, there are several instances where we have “unsold” marketing space. In these situations, we choose to make use of the unsold marketing space at our own cost by promoting our brand name, re-using materials (such as a poster or end cap) from prior promotional periods or creating another marketing message that is not specific to a title or vendor (such as promoting our pre-owned, reservation or loyalty programs). Additionally, if our vendors were to cease providing us cooperative advertising funds, we would likely continue to incur costs to produce in-store marketing materials and reset our stores.

•
The costs associated with printing/preparation of in-store marketing materials and the store labor incurred to reset our stores does not vary significantly from period to period. We believe this is an indication that regardless of whether all of the in-store marketing space is “sold,” the costs incurred are not substantially impacted.

•
We are not required to provide proof of performance through the vast majority of our cooperative advertising arrangements with our vendors. While certain vendors perform their own independent procedures to validate that our in-store marketing is consistent with their expectations, we are not generally required to evidence our performance in order to receive the cooperative advertising funds. The lack of such requirement in our arrangements with our vendors is indicative of the fact that our vendors are not reimbursing us for incremental costs.

Based on the nature of the arrangements with our vendors, and specifically, the fact that we do not get reimbursed for specific, incremental, identifiable costs through our cooperative advertising arrangements, the conditions in paragraph 605-50-45-13(b) are not met, and therefore the presumption in paragraph 605-50-45-12 is not overcome.

Historical Treatment
Prior to the quarter ended February 1, 2014, we considered the majority of our marketing costs and certain other costs associated with executing our cooperative advertising programs (e.g. in-store labor incurred to reset our stores) to be specific, incremental and identifiable and therefore the cooperative advertising funds received in connection with these programs were recognized as a reduction of selling, general and administrative expenses with the excess being recognized as a reduction in cost of sales. In connection with the maturation of our cooperative advertising program and considerable dialogue with our external auditors, we critically reevaluated the nature of our costs and determined that the “incremental” criterion in ASC 605-50-45-15 could not be met with sufficient objective evidence and therefore the presumption in ASC 605-50-45-12 could not be overcome. Therefore, beginning in the quarter ended February 1, 2014, we began to recognize all of our cooperative advertising funds as a reduction of cost of sales. Cooperative advertising funds previously recognized as a reduction in selling, general and administrative expenses during the nine-month period ended November 2, 2013 were reclassified as a reduction of cost of sales during the quarter ended February 1, 2014.

Evaluation of Current and Prior Periods
Because we determined that the “incremental” criterion in ASC 605-50-45-15 could not be met with sufficient evidence and therefore the presumption in ASC 605-50-45-12 could not be overcome, we concluded that the reclassification of these costs was a correction of an error. Our assessment of this error included an evaluation of the quantitative and qualitative aspects of materiality discussed more fully below. Our first step in assessing materiality was to compare the total amount of the error to the amounts in cost of sales, gross margin, selling, general and administrative expenses, operating income and net income for the prior periods presented in our 2013 Form 10-K assuming the error was corrected in each of those prior periods. The following tables summarize the impact of this error on the previously issued financial statements:

	53 weeks ended February 2, 2013
USD in millions	As Reported	Error	As Adjusted	Impact of Error on As Adjusted Amounts
Sales	$8,886.7	$—	$8,886.7	—%
Cost of sales	6,235.2	(89.1)	6,146.1	(1.5)%
Gross profit	2,651.5	89.1	2,740.6	3.3%
Selling, general and administrative expenses	1,835.9	89.1	1,925.0	4.6%
Operating Income	(41.6)	—	(41.6)	—%
Net Income	(269.7)	—	(269.7)	—%

Gross margin percentage	29.8%		30.8%

	52 weeks ended January 28, 2012
USD in millions	As Reported	Error	As Adjusted	Impact of Error on As Adjusted Amounts

Sales	$9,550.5	$—	$9,550.5	—%
Cost of sales	6,871.0	(118.1)	6,752.9	(1.7)%
Gross profit	2,679.5	118.1	2,797.6	4.2%
Selling, general and administrative expenses	1,842.1	118.1	1,960.2	6.0%
Operating Income	569.9	—	569.9	—%
Net Income	339.9	—	339.9	—%

Gross margin percentage	28.1%		29.3%

Based on this quantitative information, we determined that the misstatements in certain historical statement of operations line items were quantitatively significant. However, quantitative magnitude by itself, without regard for the nature of the item and the circumstances in which the judgment must be made, will not generally be a sufficient basis to assess materiality. Accordingly, additional qualitative analysis was necessary to determine whether the misstatements were material to the previously issued financial statements.

Item M. Materiality of Topic 1: Financial Statements - SEC Staff Accounting Bulletins provides the following qualitative considerations in addition to a quantitative analysis. In determining the materiality of the misstatements discussed above, we considered the following qualitative factors:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

◦	Although vendor allowances can be precisely measured, the operational considerations surrounding the classification of such amounts are subject to judgment.

•	Whether the misstatement masks a change in earnings or other trends.

◦
Although the error to the historical financial statements included in our 2013 Form 10-K resulted in a misclassification of costs between the cost of sales and selling, general and administrative expenses line items in the statement of operations, the error did not have a net impact on earnings as previously reported. Therefore, the misstatement does not mask a change in earnings. We also evaluated the impact of the revision to other trends and concluded that the revision does not materially impact these metrics and therefore does not mask a change in various trends.

•	Whether the misstatement hides a failure to meet analyst’s consensus expectations for the enterprise.

◦
Based on prior experience, we believe that analyst expectations are primarily based on the Class A share Non-GAAP EPS measure. Some analysts have also provided expectations based on class A common stock GAAP EPS, revenue growth, gross margin, earnings before interest and taxes (EBIT), absolute/minimum cash balance, and free cash flow (“FCF”). The revision does not have an impact on any of the metrics listed above, with the exception of gross margin. However, because the correction of the error results in higher gross margins from the gross margin originally reported in both fiscal 2012 and fiscal 2011, we concluded that the error did not mask any negative trends that would impact an investor’s view of our operating performance.

•	Whether the misstatement changes a loss into income or vice versa.

◦	As noted above, the error did not have any net impact on the statement of operations and therefore will not impact the Company’s earnings.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

◦
The error was not isolated to any one segment or other component of our business. Additionally, the error did not impact the earnings reported in our statement of operations or other key profitability metrics, except as discussed above with respect to gross margin.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

◦	The error did not impact any regulatory requirements in the jurisdictions where we operate, nor did it affect regulatory compliance with SEC or stock exchange requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

◦
While our Amended and Restated Credit Agreement (dated as of March 25, 2014) between the Company, the Company’s subsidiaries, and Bank of America, N.A. (“Credit Agreement”) contains financial covenants that require us to maintain a certain coverage ratio and specific inventory requirements; compliance with the covenants was not affected by the error. Additionally, a portion of the Company’s Senior Floating Rate Notes due 2011 and Senior Notes due 2012 were outstanding through the 52 week period ended January 28, 2012. There was no debt outstanding under the Credit Agreement as of February 1, 2014 and February 2, 2013, respectively. The Indenture contains similar covenants to that of the Credit Agreement and such covenants, as well as our ability to borrow under the terms of the Credit Agreement, were not affected by the misstatement.

•	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

◦	The misstatement had no effect on management’s compensation or any of the metrics used in calculating bonuses or incentive compensation.

•	Whether the misstatement involves concealment of an unlawful transaction.

◦
The error resulted from a clarification of the facts and circumstances surrounding the specific terms of our vendor arrangements. Our previous accounting was not illegal or the result of intentional wrongdoing and did not conceal nor attempt to conceal any unlawful transaction. Additionally, there is no indication that the revision of our historical financial information conceals any unlawful transaction.

•	Whether there is demonstrated volatility in the price of a registrant’s securities in response to certain types of disclosures so quantitatively small misstatements will be regarded as material.

◦
Based on our communications with investors and analysts, we are not aware of any types of disclosures that are quantitatively small but would be regarded as material by the investors and analysts therefore resulting in loss of market capitalization.

•	Whether there is compelling evidence that management has intentionally misstated items in the financial statements to “manage” reported earnings.

◦
The error only impacts the classification of costs within the statement of operations and does not have a net impact on our earnings. There is no evidence that management had intentionally misstated items in the financial statements in order to manage earnings.

In assessing whether the revision results in a violation of a registrant’s obligation to keep books and records that are accurate “in reasonable detail,” we have evaluated the revision’s potential materiality based on the factors set forth below per SAB 99:

•
The significance of the misstatement. Though the SEC staff does not believe that registrants need to make finely calibrated determinations of significance with respect to immaterial items, plainly it is “reasonable” to treat errors whose effects are clearly inconsequential differently than more significant ones. As outlined above, the error did not have an impact on operating earnings or net income and therefore was deemed immaterial. Additionally, we respectfully advise the Staff that the total average annual amount of vendor consideration subject to the guidance set forth in ASC 605-50-45 over the past three fiscal years was approximately $200 million, or approximately 3% of cost of sales as reported in those periods.

•
How the misstatement arose. The revisions arose as a result of internal discussions as well as transition discussions with our current independent registered public accounting firm. As noted above, the error did not result from any attempt to manage earnings or any fraudulent activities.

•
The cost of correcting the misstatement. The books and records provisions of the Exchange Act do not require registrants to make major expenditures to correct small revisions. Conversely, where there is little cost or delay involved in effecting a revision, failing to do so is unlikely to be “reasonable.” Once the error was identified and evaluated, it was timely incorporated in the fourth quarter and was reported in our Form 10-K for the 52 weeks ended February 1, 2014.

•
The clarity of authoritative accounting guidance with respect to the misstatement. As noted above, there is sufficient authoritative guidance related to the accounting for vendor allowances. The error resulted from a clarification of the facts and circumstances surrounding the specific terms of our vendor arrangements.

Based on our assessment of the quantitative and qualitative factors set forth within SAB 99 we have concluded that the identified classification error in our statement of operations was not material to the previously reported financial statements, and therefore, no revisions to the previously reported financial statements were necessary.

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2130.

Very truly yours,

/s/ Robert A. Lloyd
Robert A. Lloyd
Executive Vice President and
Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford
Troy W. Crawford
Senior Vice President and
Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)